Filed pursuant to Rule 424(b)(3)

Registration No. 333-261528

BROOKFIELD ASSET MANAGEMENT INC.

60,000,000 CLASS A LIMITED VOTING SHARES

We may issue from time to time up to 60,000,000 Class A Limited Voting Shares (“Class A Shares”) of Brookfield Asset Management Inc., an Ontario corporation, upon exchanges of limited partnership units (“OCGH units”) of Oaktree Capital Group Holdings, L.P., a Delaware limited partnership (“OCGH”).

Pursuant to the terms of the Exchange Agreement (as defined in this prospectus), OCGH units may be exchanged, directly or indirectly, for cash at a price equal to the current equity value (as defined in this prospectus) of the OCGH units; however, we may at our sole discretion elect to satisfy such exchange requests by delivering a number of Class A Shares pursuant to this prospectus that is equal to, together with other forms of consideration that may be deliverable upon exchange, the current equity value of the OCGH units being exchanged divided by the ten (10)-day aggregate volume-weighted average price per Class A Share (as reported on Bloomberg) on the New York Stock Exchange (the “NYSE”) for the ten (10) consecutive trading days ending on the third business day prior to the date of the issuance of Class A Shares as consideration in an exchange. Under the Exchange Agreement, we are required to ensure that all Class A Shares that may be delivered in any exchange be issued in transactions registered under the Securities Act. See “Exchanges of OCGH Units for Class A Shares” in this prospectus.

We do not know when or in what amount we may deliver Class A Shares in connection with the applicable exchanges. This prospectus does not necessarily mean that any of the OCGH units will be exchanged for Class A Shares.

We will not receive cash proceeds from the issuance of our Class A Shares upon an exchange of OCGH units, with the applicable OCGH units being subsequently redeemed or cancelled and our ownership interests in each Oaktree OpCo (as defined herein) increasing commensurately.

Our Class A Shares are listed on the NYSE under the trading symbol “BAM” and the Toronto Stock Exchange (“TSX”) under the symbol “BAM.A.”

Investing in our Class A Shares involves risks. Please see “Risk Factors” beginning on page 4 of this prospectus, and in similarly-captioned sections in the documents incorporated by reference herein, for a discussion of risk factors you should consider before investing in our Class A Shares.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 22, 2021

TABLE OF CONTENTS

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ABOUT THIS PROSPECTUS

This prospectus is part of a shelf registration statement on Form F-3 that we filed with the Securities and Exchange Commission (the “SEC”) under the U.S. Securities Act of 1933, as amended (the “Securities Act”). We may deliver to direct or indirect holders of OCGH units, at any time and from time to time Class A Shares in connection with exchanges of OCGH units to the extent that the applicable holder has provided OCGH with a notice to exchange such OCGH units in accordance with the Exchange Agreement. As allowed by the SEC rules, this prospectus does not contain all of the information included in the registration statement. For further information, we refer you to the registration statement, including its exhibits, as well as any documents incorporated by reference herein or therein.

You should read this prospectus together with any documents incorporated by reference herein or therein and any additional information you may need to make your investment decision. You should also read and carefully consider the information in the documents we have referred you to in “Where You Can Find More Information” and “Incorporation by Reference” below. Information incorporated by reference after the date of this prospectus is considered a part of this prospectus and may add, update or change information contained in this prospectus. The information in this prospectus or any document incorporated by reference herein by reference is accurate only as of the date contained on the cover of such documents. Neither the delivery of this prospectus nor any delivery of Class A Shares made under this prospectus will, under any circumstances, imply that the information in this prospectus is correct as of any date after this prospectus. Our business, financial condition and results of operations may have changed since that date. Any information in such subsequent filings that is inconsistent with this prospectus will supersede the information in this prospectus.

You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with other information. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

Unless the context suggests otherwise, in this prospectus references to:

“A&R operating agreement” are to the Fifth Amended and Restated Operating Agreement of Oaktree, dated September 30, 2019;

“Annual Report” means Brookfield’s annual report on Form 40-F dated March 23, 2021 for the year ended December 31, 2020 and filed with the SEC on March 24, 2021, as amended by Amendment No. 1 on Form 40-F/A dated March 26, 2021 and filed with the SEC on March 29, 2021;

“Atlas” are to Atlas Holdings, LLC, a Delaware limited liability company and indirect wholly-owned subsidiary of Brookfield;

“Berlin Merger Sub” are to Berlin Merger Sub, LLC;

“Brookfield,” the “Company,” “we,” “us,” or “our,” are to Brookfield Asset Management Inc., or as the context may require, Brookfield Asset Management Inc. and its subsidiaries on a consolidated basis;

“closing date” are to September 30, 2019, which is the closing date of the Mergers;

“DGCL” are to the General Corporation Law of the State of Delaware;

“effective time” are to September 30, 2019 at 8:04 a.m., which was the effective time of the initial merger pursuant to the merger agreement;

“Exchange Act” are to the U.S. Securities Exchange Act of 1934, as amended;

“Exchange Agreement” are to the Third Amended and Restated Exchange Agreement, dated September 30, 2019 and as thereafter amended, by and among Atlas, Atlas OCM Holdings, LLC, Oaktree, OCM Holdings I, LLC, Oaktree New Holdings, LLC, Oaktree AIF Holdings II, LLC, Oaktree Holdings, Ltd., OCGH, Oaktree Capital I, L.P., Oaktree Capital II, L.P., Oaktree Capital Management, L.P., Oaktree Capital Management (Cayman), L.P., Oaktree AIF Investments, L.P., Oaktree Investment Holdings, L.P., OCGH ExchangeCo, L.P., and the limited partners of OCGH, Brookfield (solely for purposes of Section 5.17) and other parties joined thereto from time to time;

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“ExchangeCo” are to a subsidiary of OCGH designated to effect exchanges of OCGH units;

“former Oaktree units” are to any OCGH unit that (a) was converted or exchanged in the Mergers into an OCGH unit from an Oaktree class A unit, (b) immediately prior to such conversion or exchange, was not a vested Oaktree class A unit and (c) immediately prior to the consummation of the Mergers, was unvested;

“initial merger” are to the merger of Berlin Merger Sub with and into Oaktree, with Oaktree surviving such merger;

“initial period” are to the period of time beginning on the closing date and ending no earlier than the third business day following, at Brookfield’s election, the earliest to occur of (a) Howard Marks and Bruce Karsh collectively ceasing to beneficially own at least 42% of the equity in the Oaktree operating group that they beneficially owned immediately after the closing (which amount shall be deemed to include any charitable donations they are permitted to make prior to the closing), (b) Howard Marks and Bruce Karsh both ceasing to be actively and substantially involved in the oversight of the day-to-day affairs of the business of the Oaktree operating group, in each case for a period of at least 90 consecutive days or an aggregate of 180 calendar days in any 360-day period, except as a result of incapacitation, (c) the incapacitation of both Howard Marks and Bruce Karsh, (d) either Howard Marks or Bruce Karsh becoming incapacitated, and the other ceasing to be actively and substantially involved in the oversight of the day-to-day affairs of the business of the Oaktree operating group for a period of at least 90 consecutive days or an aggregate of 180 calendar days in any 360-day period, except as a result of incapacitation and (e) the seventh anniversary of the closing date;

“merger agreement” are to the Agreement and Plan of Merger, dated as of March 13, 2019, as amended from time to time, among Oaktree, Brookfield, SellerCo, Seller MergerCo and Berlin Merger Sub;

“Mergers” are to the initial merger and the subsequent merger;

“Oaktree” are to Oaktree Capital Group, LLC;

“Oaktree class A unit” are to an equity interest in Oaktree that was a common unit designated as a “Class A Unit” pursuant to the terms of the Oaktree operating agreement in effect prior to the Mergers, including the Oaktree restricted units;

“Oaktree OpCo” means an “Oaktree Operating Group Member” as defined in the operating agreement of Oaktree, as it may be amended or modified from time to time;

“Oaktree operating group” are to the upper-most entities in which OCGH or Oaktree have an economic interest and over which Oaktree has control and through which the Oaktree business is conducted or the Oaktree strategy is pursued, including Oaktree Capital I LP, Oaktree Capital II LP, Oaktree Investment Holdings LP, Oaktree Capital Management LP, Oaktree Capital Management (Cayman) LP and Oaktree AIF Investments LP, but excluding Oaktree Holdings, Inc., Oaktree Holdings, LLC, OCM Holdings, LLC, OCM Holdings I, LLC, Oaktree AIF Holdings, Inc. and Oaktree Holdings, Ltd.;

“Oaktree restricted unit” are to an Oaktree class A unit that was outstanding and unvested as of immediately prior to the effective time;

“OBCA” are to the Business Corporations Act (Ontario), as amended;

“OCGH” are to Oaktree Capital Group Holdings, L.P., a Delaware limited partnership;

“OCGH units” are to limited partnership units of OCGH;

“Securities Act” are to the U.S. Securities Act of 1933, as amended;

“SellerCo” are to Oslo Holdings LLC, a Delaware limited liability company;

“Seller MergerCo” are to Oslo Holdings Merger Sub LLC, a Delaware limited liability company;

“subsequent merger” are to the merger of SellerCo with and into Seller MergerCo, with Seller MergerCo surviving such merger;

“TRA” are to that certain Third Amended and Restated Tax Receivable Agreement, dated as of September 30, 2019 by and among Brookfield, Oaktree Holdings, Inc., Oaktree AIF Holdings, Inc., Oaktree Capital II, L.P., Oaktree Capital Management, L.P., Oaktree Investment Holdings, L.P., Oaktree AIF Investments, L.P., the entities party thereto, OCHG and each of the limited partners of OCGH; and

Certain other defined terms are as defined elsewhere in this prospectus.

The financial information contained in this prospectus, unless otherwise indicated, is presented in U.S. dollars and, unless otherwise indicated, has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This prospectus and the documents incorporated by reference herein contain forward-looking information and other “forward-looking statements” within the meaning of Canadian and provincial securities laws and “forward looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including Section 27A of the U.S. Securities Act and Section 21E of the Exchange Act. We may provide such information and make such statements in the Annual Report, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission or in other communications. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements which reflects management’s expectations regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of the Company and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information contained in this prospectus. The statements and information involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: (i) investment returns that are lower than target; (ii) the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business, including as a result of COVID-19 and the global economic shutdown; (iii) the behavior of financial markets, including fluctuations in interest and foreign exchange rates; (iv) global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; (v) strategic actions including dispositions; (vi) the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; (vii) changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); (viii) the ability to appropriately manage human capital; (ix) the effect of applying future accounting changes; (x) business competition; (xi) operational and reputational risks; (xii) technological change; (xiii) changes in government regulation and legislation within the countries in which we operate; (xiv) governmental investigations; (xv) litigation; (xvi) changes in tax laws; (xvii) ability to collect amounts owed; (xviii) catastrophic events, such as earthquakes, hurricanes, or pandemics/ epidemics; (xix) the possible impact of international conflicts and other developments including terrorist acts and cyberterrorism; (xx) the introduction, withdrawal, success and timing of business initiatives and strategies; (xxi) the failure of effective disclosure controls and procedures and internal controls over financial reporting and other risks; (xxii) health, safety and environmental risks; (xxiii) the maintenance of adequate insurance coverage; (xxiv) the existence of information barriers between certain businesses within our asset management operations; (xxv) risks specific to our business segments, including our real estate, renewable power and transition, infrastructure, private equity, and other alternatives, including credit; and (xxvi) other risks and factors detailed in this prospectus under the heading “Risk Factors” as well as in our Annual Information Form, filed as Exhibit 99.1 to our Annual Report, under the heading “Business Environment and Risks” and our Annual Report under the heading “Part 6 – Business Environment and Risks” as well as in other documents filed by Brookfield from time to time in our documents filed with the SEC on EDGAR, which is available at www.sec.gov.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. Nonetheless, all of the forward-looking statements contained in this prospectus or in documents incorporated by reference herein are qualified by these cautionary statements. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may need to be updated as a result of new information, future events or otherwise.

SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary may not contain all of the information that you should consider before deciding to invest in Class A Shares. You should read this entire prospectus carefully, including the “Risk Factors” section and the documents incorporated by reference herein.

The Company and the Mergers

Brookfield is a leading global alternative asset manager with approximately US$650 billion in assets under management across real estate, infrastructure, renewable power, private equity and credit. Brookfield owns and operates long-life assets and businesses, many of which form the backbone of the global economy. Utilizing its global reach, access to large-scale capital and operational expertise, Brookfield offers a range of alternative investment products to investors around the world — including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors. The Company’s Class A Shares are listed on the NYSE and the TSX under the symbols “BAM” and “BAM.A,” respectively.

On September 30, 2019, pursuant to the terms of the merger agreement, an indirect wholly-owned subsidiary of Brookfield was merged with and into Oaktree and holders of Oaktree’s class A units received in exchange for each such unit owned by them immediately prior to that date, without interest and subject to any applicable withholding taxes, at the election of the unitholder (subject to certain prorations), (A) $49.00 in cash or (B) 1.0770 Class A Shares. Subsequent thereto, Oslo Holdings LLC, a wholly-owned subsidiary of OCGH was merged with and into Oslo Holdings Merger Sub LLC, a wholly-owned subsidiary of Oaktree, and each unit of equity interest in Oslo Holdings LLC was, at the election of the holder, converted into either (A) $49.00 in cash or (B) 1.0770 Class A Shares.

Exchanges of OCGH Units for Class A Shares

We are registering the issuance from time to time of Class A Shares upon exchange of OCGH units under the Securities Act to satisfy our registration obligations under the Exchange Agreement. Under the Exchange Agreement, we are required to ensure that all Class A Shares that may be delivered in any exchange be issued in transactions registered under the Securities Act. Following the eighth anniversary of the closing date of the Mergers, we can discontinue the exchange rights in the Exchange Agreement on 36-months’ notice. As a result, the earliest the exchange rights can be terminated is the eleventh anniversary of the closing date of the Mergers, or September 30, 2030.

Pursuant to the terms of the Exchange Agreement, OCGH units may be exchanged, directly or indirectly, for cash at a price equal to the current equity value of the OCGH units; however, we may elect to satisfy such exchange request by delivering a number of Class A Shares pursuant to this prospectus that is equal to, together with other forms of consideration that may be deliverable upon exchange, the current equity value of the OCGH units being exchanged divided by the ten (10)-day aggregate volume-weighted average price per Class A Share (as reported on Bloomberg) on the NYSE or NASDAQ or any other U.S. national securities exchange on which shares of the same class are then listed for the ten (10) consecutive trading days ending on the third business day prior to the date of the issuance of Class A Shares as consideration in an exchange.

Brookfield will pay all expenses of effecting the exchanges pursuant to this prospectus.

See “Exchanges of OCGH Units for Class A Shares” for more information.

Class A Shares

As of November 12, 2021, we had 1,568,195,791 Class A Shares issued and outstanding.

The Class A Shares are listed on the NYSE under the symbol “BAM” and on the TSX under the symbol“BAM.A.” The TSX and the NYSE have approved the listing of the additional Class A Shares issuable pursuant to this prospectus.

Brookfield Dividend Policy

Brookfield’s board of directors has the sole authority to determine whether Brookfield will make dividends to holders of Class A Shares, and the amount and timing of these distributions.

For information regarding Brookfield’s historical dividends, see “Corporate Dividends” in Brookfield’s interim report for the third quarter of 2021, filed as Exhibit 99.1 to its Form 6-K dated November 15, 2021, and our Annual Report, each incorporated by reference herein.

Tax Consequences of Exchanges and Ownership of Class A Shares

Please see “Certain Canadian Federal Income Tax Considerations” and “Material U.S. Federal Income Tax Consequences” for a summary of certain Canadian and U.S. federal income tax considerations that may be relevant to holders of OCGH units if such holders exchange their OCGH units for Class A Shares in accordance with the terms of the Exchange Agreement. Because the specific tax consequences to such holders will depend upon each of their specific circumstances, holders are strongly urged to consult their own tax advisor(s) regarding any Canadian and/or U.S. federal, state and local tax consequences specific to such holders.

Summary Risk Factors

We are subject to a number of risks of which you should be aware. Below please find a summary of the principal risks we face. These risks are discussed more fully in this prospectus under the heading “Risk Factors” and in the section titled “Business Environment and Risks” in our Annual Report, which is incorporated by reference herein.

•	Risks relating to the volatility in the trading price of the Class A Shares;
•	Risks relating to our reputation;
•	Risks relating to our asset management business;
•	Risks relating to compliance with numerous laws, rules and regulations;
•	Risks relating to government investigations and anti-corruption legislation;
•	Risks relating to our liquidity;
•	Risks relating to foreign exchange and other financial exposure;
•	Risks relating to temporary investments;
•	Risks relating to interest rates;
•	Risks relating to human capital;
•	Risks relating to geopolitical and economic conditions;
•	Risks relating to catastrophic loss, climate change and terrorism;
•	Risks relating to taxation;
•	Risks relating to financial reporting and disclosures;
•	Risks relating to health, safety and the environment;
•	Risks relating to data security, privacy and cyber-terrorism;
•	Risks relating to dependence on information technology systems and information barriers;

•	Risks relating to litigation and insurance;

•	Risks relating to our counterparties;
•	Risks relating to our real estate, renewable power, infrastructure, private equity and credit businesses; and
•	Risks relating to our residential developments business.

RISK FACTORS

Our activities expose us to a variety of financial risks, including market risk (i.e., commodity price risk, interest rate risk, and foreign currency risk), credit risk and liquidity risk. You should carefully consider the risks described below, under “Part 6 – Business Environment and Risks” of our Annual Report and under “Business Environment and Risks” of our Annual Information Form, filed as Exhibit 99.1 to our Annual Report, and the other information incorporated by reference in this prospectus, as updated by our subsequent reports that are deemed “filed” with the SEC pursuant to Sections 13(a) or 15(d) of the Exchange Act, which are incorporated herein by reference. See “Where You Can Find More Information” and “Incorporation by Reference.”

Risk Related to Exchanging OCGH units for Class A Shares

Your investment may change upon an exchange of OCGH units for Class A Shares.

If you exchange OCGH units pursuant to the terms of the Exchange Agreement, you may receive Class A Shares (or other forms of consideration as described in “Exchanges of OCGH Units for Class A Shares” in this prospectus) in connection with such exchange. To the extent that you receive Class A Shares in any such exchange, you will become a holder of limited voting common shares of a Canadian corporation rather than a holder of limited partnership units of a Delaware limited partnership. Therefore, recipients of Class A Shares following an exchange of OCGH units for Class A Shares will have different rights and obligations, including voting rights, from those that they had prior to the consummation of the exchange as a holder of OCGH units. See “Comparison of Ownership of Class A Shares and OCGH Units.”

USE OF PROCEEDS

We will not receive cash proceeds from the issuance of our Class A Shares upon an exchange of OCGH units, with the exchanged OCGH units being subsequently redeemed or cancelled and our ownership interests in each Oaktree OpCo increasing commensurately. See “Exchange of OCGH Units for Class A Shares” below.

CAPITALIZATION

The following table sets forth the consolidated capitalization of the Company as at September 30, 2021, but does not reflect any exchanges because the number of Class A Shares issuable pursuant thereto is not yet determinable. For further disclosures in respect of consolidated capitalization, please see the Company’s audited comparative consolidated financial statements and notes thereto for the fiscal years ended December 31, 2020 and 2019 and the unaudited comparative interim consolidated financial statements for the three and nine months ended September 30, 2021 and 2020, which are documents incorporated by reference in this prospectus.

As at September 30, 2021
(US$ amounts in millions)
Corporate borrowings	$10,309
Non-recourse borrowings of managed entities
Property-specific borrowings	142,795
Subsidiary borrowings	13,370
Accounts payable and other	52,087
Liabilities associated with assets classified as held for sale	1,773
Deferred income tax liabilities	17,729
Subsidiary equity obligations	3,790
Equity
Non-controlling interests	80,618
Preferred equity	4,145
Common equity	38,808
Total capitalization	$365,424

EXCHANGES OF OCGH UNITS FOR CLASS A SHARES

The following is a summary of the material terms of the Exchange Agreement that provides for, among other things, the rights, duties and obligations of Brookfield, OCGH and the limited partners of OCGH with respect to exchanges of OCGH units for Class A Shares.

General

This prospectus relates to the issuance of up to 60,000,000 Class A Shares from time to time to upon exchanges of OCGH units for Class A Shares for the open period beginning on January 1, 2022 and subsequent open periods thereafter (as described below).

Exchange Rights

The Exchange Agreement provides for the ability of the limited partners of OCGH to participate in exchanges of certain vested OCGH units for one of the following forms of consideration, at the election of Brookfield: cash; Class A Shares; notes issued by Atlas; or equity interests in ExchangeCo that will entitle such limited partners to the proceeds from a note (the form of consideration for former Oaktree units exchangeable in 2020 and 2021 was limited to cash). If any notes are issued in an exchange, they will have a three-year maturity and will accrue interest at the then-current 5-year treasury note rate plus 3%. While the form of consideration in an exchange is generally at Brookfield’s discretion, no more than 50% of the consideration in respect of the first $500,000,000 in aggregate value of all OCGH units entitled to receive consideration in an exchange during a particular open period shall take the form of notes or equity interests in ExchangeCo that will entitle the applicable limited partner to the proceeds from a note.

The only units eligible to participate in an exchange are the following, in each case once such units have vested:

•	Former Oaktree units;

•	OCGH units issued and outstanding at closing of the Mergers; and

•	OCGH units issued after closing of the Mergers pursuant to certain agreements in effect on March 13, 2019 or that are otherwise approved by Brookfield as eligible units.

Immediately following the exchange of OCGH units for cash, Class A Shares or notes issued by Atlas, OCGH will redeem each OCGH unit received by Atlas in the exchange and deliver to Atlas a pro rata share of the partnership interests of each Oaktree operating group member, such that the aggregate number of such partnership units is equivalent to the number of units exchanged. In connection with the exchange of OCGH units for equity interests in ExchangeCo, the partnership interests of the Oaktree operating group members will be recapitalized to provide Atlas with the applicable number of partnership interests in the Oaktree operating group members.

Open Periods

Holders of former Oaktree units became eligible to participate in an exchange beginning on January 1, 2020, subject to their vesting schedules; all vested OCGH units will be eligible to participate in an exchange in open periods beginning on January 1, 2022 and in subsequent years thereafter (as described below). In the event that OCGH units are held indirectly through certain investment vehicles then, from time to time, Brookfield may conduct exchanges with such vehicles, with the ultimate effect of those exchanges being the same as if such units were held directly by their original holders. The closing of each including in the event that the valuation of the OCGH units is not yet finalized by the 85th day following the expiration of the applicable open period or, subject to certain limitations, as otherwise required by applicable law or regulation.

Valuation

Except as described below, pursuant to the terms of the Exchange Agreement, each OCGH unit will be valued for purposes of exchanges by:

(i)	applying a 13.5x multiple to the trailing three-year average (or two-year average for exchanges in 2022) of annual fee-related earnings less stock-based compensation at grant value and excluding depreciation and amortization and a 6.75x multiple to the trailing three-year average of annual net incentives created, and

(ii)	adding 100% of the value of net cash (defined as cash less the face value of debt and preferred stock, other than certain preferred stock issued in connection with certain exchanges), 100% of the value of corporate investments and 75% of fund-level net accrued incentives, each as of December 31 of the prior year, in each case subject to certain adjustments.

The value resulting from the above calculation is referred to as the “total equity value.”

Amounts received in respect of each OCGH unit will be calculated as:

(i)	the per unit amount of the total equity value,

(ii)	reduced by the amount of any non-tax related distributions received in the calendar year in which the exchange occurs, and

(iii)	increased by a ticking fee on the net amount of the amount described in the preceding clauses (i) and (ii), which ticking fee is equal to an amount accruing daily from January 1 of the year in which such exchange occurs to the date immediately preceding the closing of the exchange at a rate per annum equal to the 5-year treasury note rate plus 3% as of December 31 of the prior year.

The value resulting from the above calculation is referred to as the “current equity value.”

If Brookfield elects to deliver Class A Shares as consideration for all or a portion of an exchange, the number of Class A Shares that are delivered will equal, together with other forms of consideration that may be deliverable upon exchange, the current equity value of the OCGH units being exchanged divided by the ten (10)-day aggregate volume-weighted average price per Class A Share (as reported on Bloomberg) on the NYSE or NASDAQ or any other U.S. national securities exchange on which shares of the same class are then listed for the ten (10) consecutive trading days ending on the third business day prior to the date of the issuance of Class A Shares as consideration in an exchange; provided that no fractional Class A Shares shall be delivered as consideration and, in lieu thereof, cash in United States Dollars shall be paid at the same valuation as the Class A consideration; provided, further, that all fractional shares to which a single OCGH limited partner participating in a particular exchange would be entitled shall be aggregated.

However, pursuant to the Exchange Agreement, in 2020 and 2021, former Oaktree units were valued at $49.00 per unit, minus the value of any capital distributions received upon vesting. Thereafter, the former Oaktree units participating in an exchange will be valued using the same methodology applied to all other OCGH units.

In addition, the Exchange Agreement provides that, with respect to any completed acquisition or disposition, Oaktree and Brookfield will negotiate in good faith to adjust the total equity value of the OCGH units on a pro forma basis for the preceding three-year period to properly reflect the impact of such acquisition or disposition.

Annual Limits

Exchanges of OCGH units, other than former Oaktree units, will be subject to certain annual caps and limitations as follows:

•	Certain specified senior Oaktree employees can, for the open period beginning in 2022, exchange up to 20% of the OCGH units held by them at closing of the Mergers (or issued pursuant to certain agreements in place at closing of the Mergers). For each year thereafter, they will be able to exchange an additional 20% of such OCGH units (inclusive of any prior exchanges), such that they will be entitled to exchange 100% of their OCGH units beginning during the open period in 2026, subject to maximum yearly amounts (inclusive of any prior exchanges).

•	Certain other employees of Oaktree can, for the open period beginning in 2022, exchange up to 12.5% of the OCGH units held by them at closing of the Mergers (or issued pursuant to certain agreements in place at closing of the Mergers). For each year thereafter, they will be able to exchange an additional 12.5% of such OCGH units (inclusive of any prior exchanges). They will be entitled to exchange 100% of their OCGH units beginning during the open period in 2029, subject to maximum yearly amounts.

•	Brookfield is not obligated to permit exchanges that, in the aggregate together with exchanges requested by all other OCGH limited partners, exceed certain maximum amounts per year. These maximum amounts are: 20% of the exchangeable OCGH units in calendar year 2022, 25% in 2023, 30% in 2024, and 35% in 2025 and each year thereafter.

•	In the event that OCGH limited partners wish to sell or exchange units in excess of the maximum amount for a given year, OCGH will reallocate the exchangeable units among the OCGH limited partners in its sole discretion so that the amount exchanged does not exceed the maximum amount for such year.

It is a condition to the participation of an OCGH limited partner in an exchange that such person agree to the terms of the TRA as described in the section “–TRA” below.

Consent Solicitation; Suspension of Exchange Rights

Oaktree is required to use its reasonable best efforts to obtain advance approval under Oaktree’s fund and other investment advisory agreements to a prospective change of control of Oaktree under the A&R operating agreement following the end of the initial period. If, as of the earlier of the expiration of the initial period and December 31, 2023, closed-end funds representing at least 80% of the revenue received by Oaktree and its subsidiaries from closed-end funds (excluding certain incentive income and investment income) as of February 28, 2019, do not approve of such change of control, then the Exchange Agreement provides that the exchange rights under the Exchange Agreement is suspended until such 80% approval threshold is met.

In addition, Oaktree must use its reasonable best efforts to incorporate language into the governing agreements of any new funds providing for (i) advance approval for such prospective change of control and (ii) provisions clarifying that no party will be deemed an affiliate of such fund to the extent an information barrier is in place and there is no coordination or consultation with respect to investment decisions of such fund, or otherwise provide that neither Brookfield nor any of its affiliates will be deemed an affiliate of Oaktree or any member of the Oaktree operating group (including any of their direct and indirect subsidiaries). All such amendments or provisions shall be subject to the review and consent of Brookfield.

Termination of Exchanges

Following the eighth anniversary of the closing date of the Mergers, or September 30, 2027, Brookfield can discontinue the exchange rights in the Exchange Agreement on 36-months’ notice. As a result, the earliest the exchange rights can be terminated is the eleventh anniversary of the closing date of the Mergers, or September 30, 2030. Following the delivery of a discontinuation notice, the caps and limits set forth under “—Annual Limits” above will cease to be in effect.

Buyback Event

In the case of the acquisition, directly or indirectly, of control of Brookfield by a person that is materially engaged in a core business that is directly and materially competitive with a core Oaktree strategy, or if Brookfield or Atlas files for bankruptcy, then OCGH may require Brookfield to promptly sell to OCGH all of Brookfield’s interests in the Oaktree operating group for the per unit price at which such units were valued based on the year-end prior to the buyback event and pursuant to the valuation mechanism described above. The foregoing will not apply, however, in the case of an acquisition where (i) a majority of the Class B Shares (as defined below) are owned by existing or former officers, directors and employees of Brookfield or their respective related parties and (ii) a majority of the Class B Shares continue to have the right to elect at least 50% of the board of directors of Brookfield.

TRA

Under the TRA and pursuant to the Exchange Agreement, the limited partners of OCGH, which include certain Oaktree directors and executive officers, will be entitled to receive an aggregate of $66 million on each of the first, second and third anniversaries of the closing with respect to tax benefits resulting from exchanges of OCGH units that occur on or after March 13, 2019 and will forgo any right to payment under the TRA related to such exchanges.

DESCRIPTION OF BROOKFIELD’S CAPITAL STRUCTURE

The Company’s authorized share capital consists of (i) an unlimited number of Class A Shares, (ii) 85,120 Class B Limited Voting Shares (“Class B Shares”), (iii) an unlimited number of preference shares designated as Class A Preference Shares (“Class A Preference Shares”), issuable in series, and (iv) an unlimited number of preference shares designated as Class AA Preference Shares (the “Class AA Preference Shares”), issuable in series.

As of November 12, 2021, the Company had 1,568,195,791 Class A Shares; 85,120 Class B Shares; 10,457,685 Class A Preference Shares, Series 2; 3,995,910 Class A Preference Shares, Series 4; 3,321,486 Class A Preference Shares, Series 8; 4,670,680 Class A Preference Shares, Series 9; 9,640,096 Class A Preference Shares, Series 13; 2,000,000 Class A Preference Shares, Series 15; 7,840,204 Class A Preference Shares, Series 17; 7,866,749 Class A Preference Shares, Series 18; 10,808,027 Class A Preference Shares, Series 24; 9,770,928 Class A Preference Shares, Series 26; 9,233,927 Class A Preference Shares, Series 28; 9,787,090 Class A Preference Shares, Series 30; 11,750,299 Class A Preference Shares, Series 32; 9,876,735 Class A Preference Shares, Series 34; 7,842,909 Class A Preference Shares, Series 36; 7,830,091 Class A Preference Shares, Series 37; 7,906,132 Class A Preference Shares, Series 38; 11,841,025 Class A Preference Shares, Series 40; 11,887,500 Class A Preference Shares, Series 42; 9,831,929 Class A Preference Shares, Series 44; 11,740,797 Class A Preference Shares, Series 46; and 11,885,972 Class A Preference Shares, Series 48 issued and outstanding.

Description of Class A Preference Shares

The following description sets forth certain general terms and provisions of the Class A Preference Shares as a class. For a description of the rights, privileges, restrictions and conditions attaching to each series of the Class A Preference Shares, see the information contained under “Description of Capital Structure” in our Annual Information Form filed as Exhibit 99.1 to our Annual Report, which is incorporated by reference herein.

Series

The Class A Preference Shares may be issued from time to time in one or more series. Our board of directors will fix the number of shares in each series and the provisions attached to each series before issue.

Priority

The Class A Preference Shares rank senior to the Class AA Preference Shares, the Class A Shares, the Class B Shares and other shares ranking junior to the Class A Preference Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of Brookfield, whether voluntary or involuntary, or in the event of any other distribution of assets of Brookfield among its shareholders for the purpose of winding-up its affairs. Each series of Class A Preference Shares ranks on a parity with every other series of Class A Preference Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of Brookfield, whether voluntary or involuntary, or in the event of any other distribution of assets of Brookfield among its shareholders for the purpose of winding-up its affairs.

Shareholder Approvals

We will not delete or vary any preference, right, condition, restriction, limitation or prohibition attaching to the Class A Preference Shares as a class or create preference shares ranking in priority to or on parity with the Class A Preference Shares except by special resolution passed by at least 66 2/3% of the votes cast at a meeting of the holders of the Class A Preference Shares duly called for that purpose, in accordance with the provisions of our articles of amalgamation. Each holder of Class A Preference Shares entitled to vote at a class meeting of holders of Class A Preference Shares, or at a joint meeting of the holders of two or more series of Class A Preference Shares, has one vote in respect of each C$25.00 of the issue price of each Class A Preference Share held by such holder.

Description of Class AA Preference Shares

The following description sets forth certain general terms and provisions of the Class AA Preference Shares as a class.

Series

The Class AA Preference Shares may be issued from time to time in one or more series. The Brookfield board will fix the number of shares in each series and the provisions attached to each series before issue.

Priority

The Class AA Preference Shares rank junior to the Class A Preference Shares and senior to the Class A Shares, the Class B Shares and other shares ranking junior to the Class AA Preference Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding up of Brookfield, whether voluntary or involuntary, or in the event of any other distribution of assets of Brookfield among its shareholders for the purpose of winding up its affairs. Each series of Class AA Preference Shares ranks on a parity with every other series of Class AA Preference Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding up of Brookfield, whether voluntary or involuntary, or in the event of any other distribution of assets of Brookfield among its shareholders for the purpose of winding up its affairs.

Shareholder Approvals

We will not delete or vary any preference, right, condition, restriction, limitation or prohibition attaching to the Class AA Preference Shares as a class except by special resolution passed by at least 66 2/3% of the votes cast at a meeting of the holders of the Class AA Preference Shares duly called for that purpose, in accordance with the provisions of our articles of amalgamation.

Each holder of Class AA Preference Shares entitled to vote at a class meeting of holders of Class AA Preference Shares, or at a joint meeting of the holders of two or more series of Class AA Preference Shares, has one vote in respect of each C$25.00 of the issue price of each Class AA Preference Share held by such holder.

Description of Class A Shares and Class B Shares

The following description sets forth certain general terms and provisions of the Class A Shares (into which certain series of our Class A Preferred Shares may be converted) and the Class B Shares. The attributes of the Class A Shares and the Class B Shares are substantially equivalent, except for the differing voting rights attached to the two classes of shares.

The sole holder of the Class B Shares is a party to a trust agreement with Computershare Trust Corporation of Canada (formerly, Montreal Trust Corporation of Canada) (as trustee for the holders of the Class A Shares) dated August 1, 1997. The trust agreement provides, among other things, that the holder has agreed not to sell any Class B Shares, directly or indirectly, pursuant to a takeover bid, unless a concurrent bid is made to all holders of Class A Shares. The concurrent offer must be: (i) for the same percentage of Class A Shares as the percentage of Class B Shares offered to be purchased from the holder; and (ii) the same in all material respects as the offer for the Class B Shares. Among other things, the trust agreement permits: (i) a sale by the sole holder of Class B Shares at a price per share not in excess of 115% of the market price of Class A Shares and as part of a transaction involving not more than five persons in the aggregate; and (ii) a direct or indirect sale of shares of the sole holder of the Class B Shares to a purchaser who is or will become a shareholder of that holder and will not hold more than 20% of that holder’s outstanding shares as a result of the transaction.

Dividend Rights and Rights upon Dissolution or Winding-Up

The Class A Shares rank on parity with the Class B Shares and rank after the Class A Preference Shares, the Class AA Preference Shares and any other senior-ranking shares outstanding from time to time with respect to the payment of dividends (if, as and when declared by the our board of directors) and return of capital on the liquidation, dissolution or winding-up of Brookfield or any other distribution of the assets of Brookfield among its shareholders for the purpose of winding up its affairs.

Voting Rights

Except as set out below under “—Election of Directors,” each holder of a Class A Share and Class B Share is entitled to notice of, and to attend and vote at, all meetings of our shareholders (except meetings at which only holders of another specified class or series of shares are entitled to vote) and is entitled to cast one vote per share held. Subject to applicable law and in addition to any other required shareholder approvals, all matters approved by shareholders (other than the election of directors), must be approved by: (i) a majority or, in the case of matters that require approval by a special resolution of shareholders, at least 66 2/3%, of the votes cast by holders of Class A Shares who vote in respect of the resolution or special resolution, as the case may be, and (ii) a majority or, in the case of matters that require approval by a special resolution of shareholders, at least 66 2/3%, of the votes cast by holders of Class B Shares who vote in respect of the resolution or special resolution, as the case may be.

Election of Directors

In the election of directors, holders of Class A Shares, together, in certain circumstances, with the holders of certain series of Class A Preference Shares, are entitled to elect one-half of the our board of directors, provided that if the holders of Class A Preference Shares, Series 2 become entitled to elect two or three directors, as the case may be, the numbers of directors to be elected by holders of Class A Shares, together, in certain circumstances with the holders of certain series of Class A Preference Shares, will be reduced by the number of directors to be elected by holders of Class A Preference Shares, Series 2. Holders of Class B Shares are entitled to elect the other one-half of our board of directors.

Other Provisions Regarding Our Share Capital

Our articles of amalgamation provide that each holder of shares of a class or series of shares of Brookfield entitled to vote in an election of directors has the right to cast a number of votes equal to the number of votes attached to the shares held by the holder multiplied by the number of directors to be elected by the holder and the holders of shares of the classes or series of shares entitled to vote with the holder in the election of directors. A holder may cast all such votes in favor of one candidate or distribute such votes among its candidates in any manner the holder sees fit. Where a holder has voted for more than one candidate without specifying the distribution of votes among such candidates, the holder will be deemed to have divided the holder’s votes equally among the candidates for whom the holder voted.

COMPARISON OF ONTARIO AND DELAWARE CORPORATE LAW

The rights and privileges of the Class A Shares are governed principally by:

•	the laws of Ontario, particularly the OBCA;

•	Brookfield’s articles of amalgamation; and

•	Brookfield’s by-laws.

The following comparison is a summary of certain rights of holders of Class A Shares and shareholders of a Delaware corporation. The following summary is qualified in its entirety by reference to the relevant provisions of (i) the OBCA, (ii) the articles and by-laws of Brookfield, and (iii) the DGCL.

This section does not include a complete description of all of the differences between the rights of holders of Class A Shares and shareholders of a Delaware corporation, nor does it include a complete description of the specific rights of such holders. Furthermore, the identification of some of the differences in the rights of such holders is not intended to indicate that other differences that may be equally important do not exist. You are urged to read carefully the relevant provisions of Ontario law and Delaware law, as well as the governing documents of Brookfield, each as amended, restated, supplemented or otherwise modified from time to time, copies of which are available, without charge, to any person by following the instructions listed under “Where You Can Find More Information.”

Brookfield Asset Management Inc. (OBCA)	Delaware General Corporation Law

Form of Organization and Purpose
Brookfield was formed by articles of amalgamation dated August 1, 1997 and is organized pursuant to articles of amalgamation under the OBCA dated January 1, 2005.

Brookfield is permitted to engage in any activity that lawfully may be conducted by a corporation organized under Canadian law and to conduct all lawful activities in furtherance thereof.	Under the DGCL, unless otherwise specified in the certificate of incorporation, a corporation is permitted to engage in any activity that lawfully may be conducted.

Management
The power to manage Brookfield is vested in Brookfield’s board of directors.	Delaware corporations are likewise managed by its board of directors.

Brookfield Asset Management Inc. (OBCA)	Delaware General Corporation Law

Share Issuances
Brookfield’s articles of amalgamation authorize the issuance of an unlimited number of preference shares designated as Class A Preference Shares, issuable in series, an unlimited number of preference shares designated as Class AA Preference Shares, issuable in series, an unlimited number of Class A Shares, and 85,120 Class B Shares.	Under the DGCL, the certificate of incorporation of a corporation may give the board the right to issue new classes of preferred shares with voting, conversion, and dividend distribution rights.
Dividends
The Class A Shares rank on parity with Brookfield’s Class B Shares and rank after the Class A Preference Shares, the Class AA Preference Shares and any other senior-ranking shares outstanding from time to time with respect to the payment of dividends (if, as and when declared by the Brookfield board) and return of capital on the liquidation, dissolution or winding-up of Brookfield or any other distribution of the assets of Brookfield among its shareholders for the purpose of winding up its affairs.

The declaration and payment of dividends on the Class A Shares and Class B Shares are at the discretion of Brookfield’s board of directors. Dividends on the Class A Shares and Class B Shares are paid quarterly, at the end of March, June, September and December of each year.	Under the DGCL, a Delaware corporation may pay dividends out of its surplus (the excess of net assets over capital), or in case there is no surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year (provided that the amount of the capital of the corporation is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets). In determining the amount of surplus of a Delaware corporation, the assets of the corporation, including stock of subsidiaries owned by the corporation, must be valued at their fair market value as determined by the board of directors, without regard to their historical book value.

Brookfield Asset Management Inc. (OBCA)	Delaware General Corporation Law

Fiduciary Duties of Directors
Under the OBCA, every director and officer of a corporation in exercising his or her powers and discharging his or her duties to the corporation shall (i) act honestly and in good faith with a view to the best interests of the corporation, and (ii) exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Subject to the OBCA’s unanimous shareholder agreement provisions, no provision in a contract, the articles of amalgamation, the by-laws or a resolution relieves a director or officer from the duty to act in accordance with the OBCA and the regulations thereunder or relieves him or her from liability for a breach thereof.	The board of directors bears the ultimate responsibility for managing the business and affairs of a corporation. In discharging this function, directors of a Delaware corporation owe fiduciary duties of care and loyalty to the corporation and to its stockholders. Delaware courts have decided that the directors of a Delaware corporation are required to exercise informed business judgment in the performance of their duties. Informed business judgment means that the directors have informed themselves of all material information reasonably available to them. Delaware courts have also imposed a heightened standard of conduct upon directors of a Delaware corporation who take any action designed to defeat a threatened change in control of the corporation. In addition, under Delaware law, when the board of directors of a Delaware corporation approves the sale or break-up of a corporation, the board of directors may, in certain circumstances, have a duty to obtain the highest value reasonably available to the stockholders.

Brookfield Asset Management Inc. (OBCA)	Delaware General Corporation Law

Indemnification

Under the OBCA, Brookfield may indemnify a present or former director or officer of Brookfield or another individual who acts or acted at Brookfield’s request as a director or officer, or in a similar capacity, of another entity (the “indemnified individual”), against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the indemnified individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the indemnified individual is involved because of that association with Brookfield or such other entity and provided that the indemnified individual acted honestly and in good faith with a view to the best interests of Brookfield or the other entity, as the case may be, and, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, such indemnified individual had reasonable grounds for believing that his or her conduct was lawful. Brookfield may, with court approval, indemnify an indemnified individual in respect of an action by or on behalf of Brookfield or such other entity to obtain a judgment in its favor, to which the indemnified individual is made a party because of their association with Brookfield or such other entity. An indemnified individual is entitled to indemnification from Brookfield as a matter of right if such indemnified individual was not judged by a court or other competent authority to have committed any fault or omitted to do anything that the indemnified individual ought to have done and fulfilled the conditions set forth above.

In accordance with the OBCA, the board of directors of Brookfield approved a resolution dated August 1, 1997 providing for the following: (i) Brookfield shall indemnify a director or officer of Brookfield, a former director or officer of Brookfield or a person who acts or acted at Brookfield’s request as a director or officer of a body corporate of which Brookfield is or was a shareholder or creditor, and his or her heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal or administrative action or proceeding to which he or she is made a party by reason of being or having been a director or officer of Brookfield or such body corporate (except in respect of an action by or on behalf of Brookfield or such body corporate to procure a judgment in its favor), if, (a) he or she acted honestly and in good faith with a view to the best interests of Brookfield, and (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he or she had reasonable grounds for believing that his or her conduct was lawful; (ii) Brookfield shall, with the prior approval of the court having jurisdiction, indemnify a person referred to in (i) above in respect of an action by or on behalf of Brookfield or such body corporate to procure a judgment in its favor, to which he or she is made a party by reason of being or having been a director or an officer of Brookfield or such body corporate, against all costs, charges and expenses reasonably incurred by him or her in connection with such action if he or she fulfils the conditions set out in paragraphs (i)(a) and (b) above; and (iii) notwithstanding anything in (i) and (ii) above, a person referred to in (i) above shall be indemnified by Brookfield in respect of all costs, charges and expenses reasonably incurred by him or her in connection with the defense of any civil, criminal or administrative action or proceeding to which he or she is made a party by reason of being or having been a director or officer of Brookfield or body corporate, if the person seeking indemnity, (a) was substantially successful on the merits in his or her defense of the action or proceeding, and (b) fulfils the conditions set out in paragraphs (i)(a) and (b) above.	Under the DGCL, subject to specified limitations in the case of derivative suits brought by a corporation’s stockholders in its name, a corporation may indemnify any person who is made a party to any action, suit or proceeding on account of being a director, officer, employee or agent of the corporation (or was serving at the request of the corporation in such capacity for another corporation, partnership, joint venture, trust or other enterprise) against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit or proceeding, provided that there is a determination that: (i) the individual acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation; and (ii) in a criminal action or proceeding, the individual had no reasonable cause to believe his or her conduct was unlawful. Without court approval, however, no indemnification may be made in respect of any derivative action in which an individual is adjudged liable to the corporation, except to the extent the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity.

The DGCL requires indemnification of directors and officers for expenses (including attorneys’ fees) actually and reasonably relating to a successful defense on the merits or otherwise of a derivative or third-party action.

To the extent a director, officer, employee or agent is successful in the defense of such an action, suit or proceeding, the corporation is required by Delaware corporate law to indemnify such person for reasonable expenses incurred. Expenses (including attorneys' fees) incurred by such persons in defending any action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of that person to repay the amount if it is ultimately determined that that person is not entitled to be so indemnified.

Shareholder Voting Rights
The share conditions for the Class A Shares and Class B shares provide that, subject to applicable law and in addition to any other required shareholder approvals, all matters to be approved by shareholders (other than the election of directors) must be approved by: (i) a majority or, in the case of matters that require approval by a special resolution of shareholders, at least 66 2/3%, of the votes cast by holders of Class A Shares who vote in respect of the resolution or special resolution, as the case may be, and (ii) a majority or, in the case of matters that require approval by a special resolution of shareholders, at least 66 2/3%, of the votes cast by holders of Class B Shares who vote in respect of the resolution or special resolution, as the case may be.

Except as set out above under “Description of Brookfield’s Capital Structure — Description of Class A Shares and Class B Shares — Election of Directors,” each holder of a Class A Share and Class B Share is entitled to notice of, and to attend and vote at, all meetings of shareholders (except meetings at which only holders of another specified class or series of shares are entitled to vote) and is entitled to cast one vote per share held.

Cumulative voting in the election of directors is provided for in Brookfield’s articles. As a result, each holder of Class A Shares has the right to cast a number of votes equal to the number of votes attached to the Class A Shares held by the holder, multiplied by the number of directors to be elected by the holder and the holders of shares of the classes or series of shares entitled to vote with the shareholder in the election of directors.

Under Brookfield’s bylaws, a quorum for the transaction of business at a meeting of shareholders is two persons present and each entitled to vote at the meeting.	Under the DGCL, each stockholder is entitled to one vote per share of stock, unless the certificate of incorporation provides otherwise. In addition, the certificate of incorporation may provide for cumulative voting at all elections of directors of the corporation, or at elections held under specified circumstances. Either the certificate of incorporation or the bylaws may specify the number of shares and/or the amount of other securities that must be represented at a meeting in order to constitute a quorum, but in no event can a quorum consist of less than one-third of the shares entitled to vote at a meeting.

Brookfield Asset Management Inc. (OBCA)	Delaware General Corporation Law

Special Meetings Called by Directors
Under the OBCA, the directors of a corporation may call a special meeting at any time. In addition, the holders of not less than five percent of the issued shares of a corporation that carry the right to vote at a meeting sought to be held may requisition the directors to call a meeting of shareholders for the purposes stated in the requisition. All shareholders as of the record date are entitled to notice of the meeting and have the right to attend and vote at the meeting.	Under the DGCL, a special meeting of shareholders may be called by the board of directors or by such persons authorized in the certificate of incorporation or the bylaws. Stockholders as of the record date for the meeting are entitled to vote at the meeting.
Action Through Writing
Under the OBCA, a written resolution signed by all the shareholders of the corporation who would have been entitled to vote on the resolution at a meeting, is effective to approve the resolution.	Under the DGCL, a written consent signed by stockholders having not less than the minimum number of votes that would be required to authorize or take such action is effective to approve such action.
Amendments to Governing Instruments
Amendment of Articles. Under the OBCA, amendments to the articles of incorporation generally require the approval of not less than two-thirds of the votes cast by shareholders entitled to vote on the resolution.

Amendment of By-laws. Under the OBCA, the directors may, by resolution, make, amend or repeal any by-laws that regulate the business or affairs of a corporation and they must submit the by-law, amendment or repeal to the shareholders at the next meeting of shareholders, and the shareholders may confirm, reject or amend the by-law, amendment or repeal.	Under the DGCL, a corporation’s certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote, provided that the certificate of incorporation may provide for a greater vote. Under the DGCL, holders of outstanding shares of a class or series are entitled to vote separately on an amendment to the certificate of incorporation if the amendment would have certain consequences, including changes that adversely affect the rights and preferences of such class or series. The by-laws may be amended with the approval of a majority of the outstanding shares entitled to vote and may, if so provided in the certificate of incorporation, also be amended by the board of directors.

Brookfield Asset Management Inc. (OBCA)	Delaware General Corporation Law

Merger, Sale or Other Disposition of Assets

Under the OBCA, the approval of at least two-thirds of votes cast by shareholders entitled to vote on the resolution is required for extraordinary corporate actions. Extraordinary corporate actions include: amalgamations; continuances; sales, leases or exchanges of all or substantially all of the property of a corporation; liquidations and dissolutions.

In addition to other aspects of Delaware law governing fiduciary duties of directors during a potential takeover, the DGCL also contains a business combination statute that protects Delaware companies from hostile takeovers and from actions following the takeover by prohibiting some transactions once an acquirer has gained a significant holding in the corporation.

Section 203 of the DGCL prohibits “business combinations,” including mergers, sales and leases of assets, issuances of securities and similar transactions by a corporation or a subsidiary with an interested stockholder that beneficially owns 15% or more of a corporation’s voting stock, within three years after the person becomes an interested stockholder, unless:

•      the transaction that will cause the person to become an interested stockholder is approved by the board of directors of the target prior to the transaction;

•      after the completion of the transaction in which the person becomes an interested stockholder, the interested stockholder holds at least 85% of the voting stock of the corporation not including shares owned by persons who are directors and officers of interested stockholders and shares owned by specified employee benefit plans; or

•      after the person becomes an interested stockholder, the business combination is approved by the board of directors of the corporation and holders of at least 66.67% of the outstanding voting stock, excluding shares held by the interested stockholder.

A Delaware corporation may elect not to be governed by Section 203 of the DGCL by a provision contained in the original certificate of incorporation of the corporation or an amendment to the original certificate of incorporation or to the bylaws of the company, which amendment must be approved by a majority of the shares entitled to vote and may not be further amended by the board of directors of the corporation. Such an amendment is not effective until 12 months following its adoption.

PLAN OF DISTRIBUTION

This prospectus relates to the issuance from time to time of up to 60,000,000 of our Class A Shares to OCGH unitholders upon exchange of OCGH units. The Class A Shares issuable upon exchange under this prospectus will only be issued to the extent that we elect to issue our Class A Shares to OCGH unitholders upon exchange of OCGH units. We will not receive cash proceeds from the issuance of our Class A Shares upon an exchange of OCGH units, with the exchanged OCGH units being subsequently redeemed or cancelled and our ownership interests in each Oaktree OpCo increasing commensurately.

Under the Exchange Agreement, we are required to ensure that all Class A Shares that may be delivered in any exchange be issued in transactions registered under the Securities Act. Following the eighth anniversary of the closing date of the Mergers, we can discontinue the exchange rights in the Exchange Agreement on 36-months’ notice. As a result, the earliest the exchange rights can be terminated is the eleventh anniversary of the closing date of the Mergers, or September 30, 2030.

Brookfield will pay all expenses of effecting the exchanges pursuant to this prospectus.

For more information, see “Exchange of Class A Shares for OCGH Units.”

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the principal Canadian federal income tax consequences of an exchange of OCGH units solely for Class A Shares in accordance with the terms of the Exchange Agreement (an “Exchange”) and of the ownership and disposition of Class A Shares acquired on an Exchange to a holder who is the beneficial owner of OCGH units and of Class A Shares acquired on an Exchange and who, at all relevant times and for the purposes of the Income Tax Act (Canada) (the “Tax Act”), is not and is not deemed to be resident in Canada, deals at arm’s length and is not affiliated with the Company, holds the OCGH units and Class A Shares as capital property, and does not use or hold and is not deemed to use or hold, the OCGH units or Class A Shares in the course of carrying on, or otherwise in connection with, a business in Canada (a “Non-Resident Holder”). This summary is not applicable to a Non-Resident Holder that is an insurer carrying on business in Canada and elsewhere, or that is an “authorized foreign bank” as such terms are defined in the Tax Act. Such Non-Resident Holders should consult their own tax advisors.

This summary is based on the current provisions of the Tax Act and the regulations thereunder in force at the date hereof, all specific proposals to amend the Tax Act or the regulations thereunder that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”), the current provisions of the Canada-United States Tax Convention (1980) (the “Treaty”), and an understanding of the current administrative policies and assessing practices of the Canada Revenue Agency published in writing prior to the date hereof. It has been assumed that the Proposed Amendments will be enacted in the form proposed; however, no assurances can be given that the Proposed Amendments will be enacted as proposed or at all. This summary does not take into account or anticipate any changes in law or administrative policy or assessing practice whether by legislative, regulatory, administrative or judicial action or decision, nor does it take into account tax legislation or considerations of any provincial, territorial, U.S. or other foreign income tax jurisdictions, which may differ significantly from those discussed herein.

THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR NON-RESIDENT HOLDER. ACCORDINGLY, NON-RESIDENT HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS ABOUT THE SPECIFIC TAX CONSEQUENCES TO THEM OF AN EXCHANGE AND OF THE OWNERSHIP AND DISPOSITION OF CLASS A SHARES ACQUIRED ON AN EXCHANGE IN THEIR OWN PARTICULAR CIRCUMSTANCES.

For purposes of the Tax Act, all amounts relating to the acquisition, exchange, holding or disposition of OCGH units and Class A Shares must be expressed in Canadian currency, including any distributions, adjusted cost base and proceeds of disposition. For purposes of the Tax Act, amounts denominated in another currency must be converted into Canadian currency using the applicable rate of exchange (pursuant to the Tax Act) quoted by the Bank of Canada on the date such amounts arose, or such other rate of exchange as is acceptable to the CRA.

Exchange of OCGH Units for Class A Shares

A Non-Resident Holder that exchanges OCGH units solely for Class A Shares on an Exchange will not be subject to tax under the Tax Act in respect of any capital gain realized on the Exchange unless the OCGH units are or are deemed to constitute “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder at the time of the Exchange and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention between Canada and the country in which the Non-Resident Holder is resident.

An OCGH unit generally will not constitute “taxable Canadian property” of a Non-Resident Holder at a particular time, unless, at any particular time during the 60-month period immediately preceding the particular time, more than 50% of the fair market value of the OCGH unit was derived, directly or indirectly (excluding through a corporation, partnership or trust, the shares or interests in which were not themselves “taxable Canadian property” at the particular time), from one or any combination of: (i) real or immovable property situated in Canada; (ii) “Canadian resource properties” (as defined in the Tax Act); (iii) “timber resource properties” (as defined in the Tax Act); and (iv) options in respect of, or interests in, or for civil law rights in, such property, whether or not such property exists. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, an OCGH unit could be deemed to be “taxable Canadian property.” Non-Resident Holders for whom OCGH units may constitute “taxable Canadian property” should consult their own tax advisors.

Dividends on Class A Shares

Dividends paid or credited, or deemed to be paid or credited, on the Class A Shares by the Company to a Non-Resident Holder will be subject to Canadian withholding tax at the rate of 25%, subject to any reduction in the rate of withholding to which the Non-Resident Holder is entitled under any applicable income tax treaty or convention between Canada and the country in which the Non-Resident Holder is resident. For example, under the Treaty, the rate of withholding tax on dividends paid or credited to a Non-Resident Holder that is the beneficial owner of the dividends and is a U.S. resident for the purposes of, and is entitled to the full benefits of, the Treaty, is generally reduced to 15% of the gross amount of the dividend (or 5% in the case of such a holder that is a corporation that beneficially owns at least 10% of the Company’s voting shares).

Disposition of Class A shares

A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on a disposition or deemed disposition of a Class A Share, unless the Class A Share constitutes “taxable Canadian property” of the Non-Resident Holder at the time of the disposition or deemed disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention between Canada and the country in which the Non-Resident Holder is resident.

Provided that the Class A Shares are listed on a “designated stock exchange” at the time of the disposition or deemed disposition, a Class A Share generally will not constitute “taxable Canadian property” at such time, unless, at any particular time during the 60-month period immediately preceding that time, both of the following conditions are met concurrently: (a) 25% or more of the issued shares of any class of the capital stock of the Company were owned by or belonged to one or any combination of (i) the Non-Resident Holder, (ii) persons with whom the Non-Resident Holder did not deal at arm’s length for purposes of the Tax Act, and (iii) partnerships in which the Non-Resident Holder or a person described in (a)(ii) holds a membership interest directly or indirectly through one or more partnerships, and (b) more than 50% of the fair market value of the Class A Share was derived, directly or indirectly, from one or any combination of: (i) real or immoveable property situated in Canada, (ii) “Canadian resource properties,” (iii) “timber resource properties” and (iv) options in respect of, or interests in, or for civil law rights in, such property, whether or not such property exists. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, the Class A Shares could be deemed to be “taxable Canadian property.” Non-Resident Holders for whom Class A shares may constitute “taxable Canadian property” should consult their own tax advisors.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following discussion describes the material U.S. federal income tax consequences of an exchange of OCGH units solely for Class A Shares in accordance with the terms of the Exchange Agreement (an “Exchange”), and, with respect to U.S. Holders (as defined below), the ownership and disposition of the Class A Shares acquired in an Exchange, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect holders of OCGH units or the Class A Shares. Brookfield has not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of an Exchange or the ownership and disposition of the Class A Shares. This discussion is limited to holders of OCGH units who participate in an Exchange and who hold their OCGH units, and will hold their Class A Shares received in an Exchange, solely as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment).

This discussion does not address all U.S. federal income tax consequences relevant to a holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income, or any tax consequences of (i) any exchanges under the Exchange Agreement for consideration other than Class A Shares, (ii) any dispositions of property, other than OCGH units, under the Exchange Agreement or (iii) any transactions occurring prior to or after a particular Exchange, including any prior or subsequent exchanges under the Exchange Agreement. In addition, this discussion does not address consequences relevant to holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons subject to the alternative minimum tax;

•	persons holding OCGH units or Class A Shares as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies, and other financial institutions;

•	brokers, dealers or traders in securities;

•	persons that directly, indirectly or constructively own or have owned more than 5% of the OCGH units or 10% or more of the total combined voting power or value of all classes of Brookfield stock;

•	real estate investment trusts or regulated investment companies;

•	S corporations, partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	passive foreign investment companies or controlled foreign corporations;

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell OCGH units or Class A Shares under the constructive sale provisions of the Code;

•	persons who hold or receive OCGH units or Class A Shares pursuant to the exercise of any employee stock option or otherwise as compensation;

•	corporations that accumulate earnings to avoid U.S. federal income tax;

•	persons that do not have the U.S. dollar as their functional currency;

•	U.S. Holders that are resident in or have a permanent establishment or branch outside of the United States; and

•	tax-qualified retirement plans.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF AN EXCHANGE AND THE OWNERSHIP AND DISPOSITION OF THE CLASS A SHARES ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

For purposes of this discussion, a “U.S. Holder” is any beneficial owner of OCGH units that, for U.S. federal income tax purposes, is or is treated as:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

A “non-U.S. Holder” is a beneficial owner of Class A Units or, after the completion of an Exchange, the Class A Shares, other than a U.S. Holder or a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes, referred to in this prospectus as a partnership.

If an entity treated as a partnership for U.S. federal income tax purposes holds OCGH units, or will hold the Class A Shares, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding OCGH units or the Class A Shares and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

U.S. Holders

Taxation of an Exchange

An Exchange will be a taxable transaction for U.S. federal income tax purposes. U.S. Holders of OCGH units will recognize gain or loss on the exchange of their OCGH units equal to the difference, if any, between the amount realized and the U.S. Holder’s tax basis in the OCGH units exchanged. A U.S. Holder’s amount realized will be measured by the sum of the fair market value of the Class A shares received by the holder plus a portion of the holder’s share, under partnership tax rules, of OCGH’s liabilities, if any. Unless a U.S. Holder disposes of all of its OCGH units in an Exchange, the holder’s tax basis in the OCGH units exchanged is determined by allocating a portion of the holder’s tax basis in all of its OCGH units to the units exchanged.

Your initial tax basis in your Class A Shares acquired in an Exchange will equal the fair market value of such Class A Shares at the time of closing of the Exchange. Your holding period in your Class A Shares acquired in an Exchange will begin on the day following such closing.

Except as described below, gain or loss recognized by a U.S. Holder on the exchange of an OCGH unit will be taxable as capital gain or loss and will be long-term capital gain or loss if all of the OCGH units of such U.S. Holder were held for more than one year on the date of such exchange. Long-term capital gain of non-corporate U.S. Holders generally will be subject to U.S. federal income tax at reduced tax rates. The deductibility of capital losses is subject to significant limitations. Certain gain attributable to “unrealized receivables” or “inventory items,” each as defined in Section 751 of the Code and the applicable Treasury Regulations, would be characterized as ordinary income rather than capital gain. If, for example, OCGH holds debt acquired at a market discount, accrued market discount on such debt may be treated as “unrealized receivables.” In addition, assuming OCGH has not made a qualified electing fund election to treat its interest in any passive foreign investment company (a “PFIC”) as a qualified electing fund, gain attributable to such investment in the PFIC would be taxable as ordinary income and would be subject to an interest charge. For additional information on certain tax consequences of an investment in a PFIC, see below the section entitled “Taxation of the Ownership and Disposition of Class A Shares—Passive Foreign Investment Company” below.

U.S. Holders who acquired OCGH units at different times and will exchange all or a portion of the units within a year of their most recent acquisition are urged to consult their tax advisers regarding the application of certain “split holding period” rules to them and the treatment of any gain or loss as long-term or short-term capital gain or loss.

Taxation of the Ownership and Disposition of Class A Shares

Passive Foreign Investment Company

Based on the current and anticipated composition of the income, assets and operations of Brookfield and its subsidiaries, Brookfield does not believe that it will be a PFIC for U.S. federal income tax purposes for the current taxable year or for future taxable years. However, the application of the PFIC rules is subject to uncertainty in several respects, and a separate determination must be made after the close of each taxable year as to whether Brookfield is a PFIC for that year. Changes in the composition of Brookfield’s income or assets may cause Brookfield to become a PFIC. Accordingly, there can be no assurance that Brookfield will not be a PFIC for any taxable year.

A non-U.S. entity treated as a corporation for U.S. federal income tax purposes generally will be a PFIC for U.S. federal income tax purposes for any taxable year if either:

•	at least 75% of its gross income for such year is passive income; or

•	at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). Additionally, Brookfield will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other entity treated as a corporation for U.S. federal income tax purposes in which Brookfield owns, directly or indirectly, 25% or more (by value) of the stock.

The determination of whether Brookfield is a PFIC is made annually. Accordingly, it is possible that Brookfield may become a PFIC in the current or any future taxable year due to changes in its asset or income composition. If Brookfield is classified as a PFIC for any taxable year during which you hold the Class A Shares, Brookfield generally would continue to be treated as a PFIC with respect to your investment in the Class A Shares for all succeeding years during which you hold the Class A Shares, unless Brookfield ceases to be a PFIC and you make a deemed sale election with respect to such Class A Shares. If such election is made, you will be deemed to have sold the Class A Shares you hold at their fair market value on the last day of the last taxable year in which Brookfield is classified as a PFIC, and any gain from such deemed sale would be subject to the consequences described below. After the deemed sale election, the Class A Shares with respect to which the deemed sale election was made will not be treated as shares in a PFIC unless Brookfield again becomes a PFIC subsequent to the deemed sale election.

For each taxable year that Brookfield is treated as a PFIC with respect to you, you will be subject to special tax rules with respect to any “excess distribution” (as defined below) you receive and any gain you realize from a sale or other disposition (including a pledge) of your Class A Shares, unless you make a valid mark-to-market election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Class A Shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the Class A Shares;

•	the amount allocated to the current taxable year, and any taxable years in your holding period prior to the first taxable year in which Brookfield is treated as a PFIC, will be treated as ordinary income; and

•	the amount allocated to each other taxable year will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to taxable years prior to the year of disposition or excess distribution (other than any taxable years in your holding period prior to the first taxable year in which Brookfield is treated as a PFIC) cannot be offset by any deductions or losses, and gains realized on the sale of Class A Shares cannot be treated as capital gains, even if you hold such Class A Shares as capital assets; however, any losses realized on the sale of Brookfield Class A Shares can be treated as capital losses as discussed below under “Taxation of the Ownership and Disposition of Class A Shares —Taxation of Disposition of Class A Shares.”

If Brookfield is treated as a PFIC with respect to you for any taxable year, to the extent any of Brookfield’s subsidiaries are also PFICs, you may be deemed to own shares in any such lower-tier PFICs that are directly or indirectly owned by Brookfield in that proportion which the value of the Class A Shares you own bears to the value of all of Brookfield’s shares, and you may be subject to the adverse tax consequences described above with respect to the shares of such lower-tier PFICs you would be deemed to own. As a result, you may incur a tax liability for any excess distribution described above if Brookfield receives a distribution from such lower-tier PFICs or if any shares in such lower-tier PFICs are disposed of (or deemed disposed of). You should consult your tax advisor regarding the application of the PFIC rules to any of Brookfield’s subsidiaries.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a valid mark-to-market election for the Class A Shares you own, you will include in income for each year that Brookfield is treated as a PFIC with respect to you an amount equal to the excess, if any, of the fair market value of such Class A Shares as of the close of your taxable year over your adjusted basis in such Class A Shares. You will be allowed a deduction for the excess, if any, of the adjusted basis of such Class A Shares over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on such Class A shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of Class A Shares, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on your Class A Shares, as well as to any loss realized on the actual sale or disposition of such Class A Shares, to the extent the amount of such loss does not exceed the net mark-to-market gains for such Class A Shares previously included in income. Your basis in the Class A Shares will be adjusted to reflect any such income or loss amounts. If you make a mark-to-market election, any distributions Brookfield makes would generally be subject to the rules discussed below under “Taxation of the Ownership and Disposition of Class A Shares—Taxation of Dividends and Other Distributions on the Class A Shares,” except the lower rates applicable to qualified dividend income would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. A “qualified exchange” includes the NYSE. For these purposes, the Brookfield Class A Shares will be considered regularly traded during any calendar year during which they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Any trades that have as their principal purpose meeting this requirement will be disregarded. There can be no assurance that the trading in the Class A Shares will be sufficiently regular to qualify them as marketable stock. In addition, because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs Brookfield owns, you generally will continue to be subject to the PFIC rules with respect to your indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. You should consult your tax advisor as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.

Alternatively, if a non-U.S. entity treated as a corporation is a PFIC, a holder of shares in that entity may avoid taxation under the PFIC rules described above regarding excess distributions and recognized gains by making a qualified electing fund election to include in income its share of the entity’s income on a current basis. However, you may make a qualified electing fund election with respect to the Class A Shares you hold only if Brookfield furnishes you annually with certain tax information, and there can be no assurance that such information will be provided.

A U.S. Holder of a PFIC may be required to file an IRS Form 8621. A U.S. Holder that does not file a required IRS Form 8621 may be subject to substantial penalties, and the statute of limitations on the assessment and collection of all U.S. federal income taxes of such U.S. Holder for the related tax year may not close before the date which is three years after the date on which such form is filed. If Brookfield is treated as a PFIC, you should consult your tax advisor regarding any reporting requirements that may apply to you. You are urged to consult your tax advisor regarding the application of the PFIC rules to the acquisition, ownership and disposition of the Class A Shares.

INVESTORS ARE STRONGLY URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE IMPACT THAT BROOKFIELD BEING TREATED AS A PFIC WOULD HAVE ON THEIR OWNERSHIP OF THE CLASS A SHARES, AS WELL AS THE APPLICATION OF THE PFIC RULES AND THE POSSIBILITY OF MAKING A MARK-TO-MARKET ELECTION.

Taxation of Dividends and Other Distributions on the Class A Shares

Subject to the PFIC rules discussed above, the gross amount of any distributions Brookfield makes to you (including the amount of any tax withheld) with respect to the Class A Shares generally will be includible in your gross income as dividend income on the date you receive such distribution, but only to the extent the distribution is paid out of Brookfield’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from U.S. corporations. To the extent the amount of the distribution exceeds Brookfield’s current and accumulated earnings and profits (as determined under U.S. federal income tax principles), such excess amount will be treated first as a tax-free return of your tax basis in your Class A Shares, and then, to the extent such excess amount exceeds your tax basis in your Class A Shares, as capital gain. Brookfield currently does not, and does not intend to, calculate its earnings and profits under U.S. federal income tax principles. Therefore, you should expect that a distribution will generally be reported as a dividend for U.S. federal income tax purposes even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, dividends may be taxed at the lower capital gain rates applicable to qualified dividend income, provided (1)(a) Brookfield is eligible for the benefits of the U.S.-Canada tax treaty, or (b) the dividends are with respect to common shares that are readily tradable on an established securities market in the United States, (2) Brookfield is neither a PFIC nor treated as such with respect to you (as discussed above) for either the taxable year in which the dividend was paid or the preceding taxable year, and (3) certain other requirements (including holding period and at risk requirements) are met. The NYSE is an established securities market in the United States for this purpose. The determination of whether a dividend qualifies for the preferential tax rates described above must be made at the time the dividend is paid. Although Brookfield does not believe it is or will be a PFIC for the current taxable year or future taxable years, whether Brookfield is treated as a PFIC for any taxable year will depend on factual circumstances during such year, and therefore there can be no assurance that Brookfield will not be a PFIC for the taxable year in which such dividend is paid.

The amount of any distribution paid in a currency other than U.S. dollars will be equal to the U.S. dollar value of such currency on the date such distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars at that time. If a distribution in a foreign currency is converted into U.S. dollars on the day it is received, the U.S. Holder will not be required to recognize foreign currency gain or loss with respect to such distribution. Any gain or loss on a conversion or other disposition of the foreign currency for a different U.S. dollar amount on a later date in general will be U.S. source ordinary income or loss. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution.

Any dividends will constitute foreign-source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced tax rate applicable to qualified dividend income and divided by the highest tax rate normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends paid by us with respect the Class A Shares will generally constitute passive category income but could, in the case of certain U.S. Holders, constitute general category income.

If Canadian withholding taxes apply to any dividends paid to you with respect to the Class A Shares, subject to certain conditions and limitations (including specific holding period and at risk rules), such withholding taxes may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. Instead of claiming a credit, you may elect to deduct such taxes in computing taxable income, subject to applicable limitations. If a refund of the tax withheld is available under the applicable laws of Canada or under the U.S.-Canada tax treaty, the amount of tax withheld that is refundable will not be eligible for such credit against your U.S. federal income tax liability (and will not be eligible for the deduction against your U.S. federal taxable income). The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisor regarding the availability of a foreign tax credit in your particular circumstances, including the effects of the U.S.-Canada tax treaty.

Taxation of Disposition of Class A Shares

Subject to the PFIC rules discussed above, upon a taxable sale or other taxable disposition of the Class A Shares, you generally will recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized (including the amount of any tax withheld) and your tax basis in such Class A Shares. Your initial tax basis in your Class A Shares acquired in an Exchange will equal the fair market value of such Class A Shares at the time of closing of the Exchange. Any gain or loss on the sale or other disposition of such Class A Shares generally will be treated as U.S.-source income or loss, and treated as long-term capital gain or loss if your holding period in such Class A Shares at the time of the disposition exceeds one year. Your holding period in your Class A Shares acquired in an Exchange will begin on the day following the closing of the Exchange. Because capital gain on the sale or other disposition of the Class A Shares generally will be treated as U.S.-source gain, in the event any Canadian tax (including withholding tax) is imposed upon such sale or other disposition, you may not be able to utilize foreign tax credits unless (1) the gain is resourced as foreign-source under the provisions of the U.S.-Canada tax treaty and you elect to apply the treaty or (2) you have foreign-source income or gain in the same category from other sources. Long-term capital gain of non-corporate U.S. Holders generally will be subject to U.S. federal income tax at reduced tax rates. The deductibility of capital losses is subject to significant limitations.

Information with respect to Foreign Financial Assets

Individuals and certain entities that have U.S. individual owners or beneficiaries may be required to report information on IRS Form 8938 relating to an interest in the Class A Shares, subject to certain exceptions (including an exception for Class A Shares held in accounts maintained by certain financial institutions). Penalties can apply if a U.S. Holder fails to satisfy such reporting requirements, and the statute of limitations on the assessment and collection of all U.S. federal income taxes of such U.S. Holder for the related tax year may not close before the date which is three years after the date on which a required IRS Form 8938 is filed. You should consult your tax advisor regarding the effect, if any, of this requirement on your ownership and disposition of the Class A Shares.

Non-U.S. Holders

In light of OCGH’s activities, it likely is treated as engaged in a U.S. trade or business for U.S. federal income tax purposes, which will likely cause some portion of its income to be treated as effectively connected income, referred to as “ECI,” with respect to non-U.S. Holders.

If OCGH is treated as being engaged in a U.S. trade or business, any gain recognized by a non-U.S. Holder on the sale or exchange of OCGH units that is attributable to assets that if sold would produce income that would be effectively connected with such U.S. trade or business will be treated for U.S. federal income tax purposes as ECI, and hence, such non-U.S. Holder of OCGH units would be required to file a U.S. federal income tax return and would be subject to U.S. federal income tax in respect of such ECI.

Unless an exception applies, if any portion of any gain from the disposition of OCGH units in an Exchange would be treated as ECI, Atlas (or other applicable transferee of OCGH units) is required to withhold 10% of the amount realized (as discussed above under “U.S. Holders—Taxation of an Exchange”) in the Exchange. Unless an exception applies, Atlas (or other applicable transferee of OCGH units) intends to withhold such an amount from the Class A Shares otherwise payable to any non-U.S. Holder in an Exchange. You should consult your tax advisers regarding the application of this withholding tax and the potential of seeking a refund of any amounts withheld.

Special rules may apply in the case of a non-U.S. Holder that (1) has an office or fixed place of business in the United States or (2) is present in the United States for 183 days or more in a taxable year. You should consult your tax advisers regarding the application of these special rules.

Backup Withholding

Under the backup withholding rules, you may be subject to backup withholding (at the rate of 24%) with respect to the receipt of the Class A Shares and on the payments of dividends or the proceeds of any sale, exchange or redemption of the Class A Shares that are made within the United States or through certain U.S.-related financial intermediaries. Backup withholding generally will not apply to you, however, if: (1) you are a corporation or otherwise exempt from backup withholding and demonstrate this fact when required or (2) you provide a taxpayer identification number, certify as to no loss of exemption from backup withholding tax and otherwise comply with the applicable requirements of the backup withholding tax rules. If you are an exempt holder, you should indicate your exempt status on a properly completed IRS Form W-9. A non-U.S. Holder may qualify as an exempt recipient by submitting a properly completed IRS Form W-8BEN or Form W-8 BEN-E. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund.

THE DISCUSSION OF MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS SET FORTH ABOVE IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO AN EXCHANGE AND THE OWNERSHIP AND DISPOSITION OF CLASS A SHARES. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES, AS WELL AS THE STATE, LOCAL, NON-U.S. AND OTHER TAX CONSEQUENCES TO THEM OF AN EXCHANGE AND THE OWNERSHIP AND DISPOSITION OF CLASS A SHARES.

LEGAL MATTERS

The validity of the Class A Shares offered hereby and certain other legal matters with respect to the laws of Canada have been passed upon for us by Torys LLP.

EXPERTS

The financial statements of Brookfield as of December 31, 2020 and 2019, and for each of the two years in the period ended December 31, 2020, incorporated by reference in this prospectus, and the effectiveness of Brookfield’s internal control over financial reporting have been audited by Deloitte LLP, an independent registered public accounting firm, as stated in their reports. Such financial statements are incorporated by reference in reliance upon the reports of such firm given their authority as experts in accounting and auditing. The offices of Deloitte LLP are located at 8 Adelaide Street West, Toronto, Ontario M5H 0A9.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information requirements of the Exchange, and, accordingly, file reports with and furnish other information to the SEC. Under the multijurisdictional disclosure system adopted by the United States, these reports and other information (including financial information) may be prepared, in part, in accordance with the disclosure requirements of Canada, which differ from those in the United States. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding Brookfield and other issuers that file electronically with the SEC. The address of the SEC Internet site is www.sec.gov. You are invited to read and copy any reports, statements or other information, other than confidential filings, that Brookfield files with the Canadian securities regulatory authorities. These filings are electronically available from the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, the Canadian equivalent of the SEC electronic document gathering and retrieval system. You can also find information about the Company on its website at www.brookfield.com. However, any information that is included on or linked to our website is not a part of this prospectus.

We have filed under the Securities Act a registration statement on Form F-3. This prospectus forms a part of the registration statement. This prospectus does not contain all of the information included in the registration statement, certain portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us and the Class A Shares you are encouraged to refer to the registration statement and the exhibits that are incorporated by reference into it as well as the documents incorporated by reference into this prospectus.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus certain documents that we file with or furnish to the SEC. This means that we can disclose important information to you by referring to those documents. The information incorporated by reference is considered to be an important part of this prospectus, and later information that we file with the SEC will automatically update and supersede that information. The following documents, which we have filed with or furnished to the SEC, are specifically incorporated by reference in this prospectus:

•	Brookfield’s Annual Report;

•	Brookfield’s management information circular dated April 30, 2021, included as Exhibit 99.2 to its Report on Form 6-K, filed on May 12, 2021;

•	Brookfield’s interim report for the three and nine months ended September 30, 2021, included as Exhibit 99.1 (pages 10-89 only) to its Report on Form 6-K, filed on November 15, 2021; and

•	The description of our Class A Shares contained in Appendix B to Brookfield’s 2020 Annual Information Form for the fiscal year ended December 31, 2020, which was filed as Exhibit 99.1 to Brookfield’s Annual Report, including any amendment or report filed for the purpose of amending such description.

In addition, all other annual reports filed by us with the SEC on Form 40-F, and any Form 6-K filed or furnished by us that is identified in such form as being incorporated by reference into the registration statement of which this prospectus forms a part, in each case subsequent to the date of this prospectus and prior to the termination of this offering, are incorporated by reference into this prospectus as of the date of the filing of such documents.

Documents incorporated by reference are available from Brookfield without charge, excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference into this prospectus. Shareholders may obtain these documents incorporated by reference by requesting them in writing or by telephone at the following address and telephone number:

Brookfield Asset Management Inc.

181 Bay Street, Suite 300

Toronto, Ontario M5J 2T3

Attention: Investor Relations

Telephone: (416) 359-8647

You should not rely on information that purports to be made by or on behalf of Brookfield other than the information contained in or incorporated by reference into this prospectus.

Brookfield has not authorized anyone to provide you with information on behalf of itself that is different from what is contained in this prospectus. If you are in a jurisdiction where offers to exchange, or solicitations of offers to exchange, the securities offered by this prospectus are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this prospectus does not extend to you.

You should not assume that the information contained in this prospectus is accurate as of any date other than the date of this prospectus, or that the information incorporated by reference into this prospectus is accurate as of any date other than the date of such information.

SERVICE OF PROCESS AND ENFORCEABILITY OF CIVIL LIABILITIES

Brookfield is a corporation formed by articles of amalgamation dated August 1, 1997 and organized pursuant to articles of amalgamation under the Business Corporations Act (Ontario) dated January 1, 2005. Some of the Company’s assets are located outside of the United States and some of Brookfield’s directors and officers are residents of Canada. As a result, it may be difficult for U.S. investors to:

•	effect service within the United States upon Brookfield or those directors and officers who are not residents of the United States; or

•	realize in the United States upon judgments of courts of the United States predicated upon the civil liability provisions of the United States federal securities laws.

EXPENSES

The following are the estimated expenses of the exchanges of OCGH units for Class A Shares being registered under the registration statement of which this prospectus forms a part, all of which will be paid by us.

SEC registration fee	$313,085
Printing and engraving costs	20,000
Legal fees and expenses	65,000
Accounting fees and expenses	60,000
Total	$458,085